

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

April 8, 2016

Via E-mail
Kevin M. O'Connor
President and Chief Executive Officer
Bridge Bancorp, Inc.
2200 Montauk Highway
Bridgehampton, New York 11932

> **Re: Bridge Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 16, 2016**
> **File No. 333-210245**

Dear Mr. O'Connor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of the Securities

Description of Debt Securities

Terms of Each Series of Debt Securities Provided in the Prospectus Supplement, page 6

1.   We note your disclosure on page 6 that the terms of a series of debt securities to be offered may include convertibility of the debt securities into other securities of yours "or another issuer." We further note that Section 301(18) in both the form of indenture governing the senior debt securities and the form of indenture governing the subordinated debt securities suggests that the debt securities may be convertible into, or exchangeable for, securities of an unaffiliated issuer. Please provide us with your analysis as to how

you will register the offer of securities of an issuer other than Bridge Bancorp, Inc., or provide an analysis of the exemption you expect to rely on to offer securities that may settle in securities of another issuer. Also, please tell us what information you will provide about the third-party issuer and how you concluded that the information would be sufficient. For guidance, see Section 203.03 of the Division's Securities Act Sections Compliance and Disclosure Interpretations, available on our website, and the Morgan Stanley & Co., Incorporated No-Action Letter (June 24, 1996). Alternatively, if you do not wish to offer third-party securities underlying debt securities, please remove the reference from your prospectus.

Description of Depositary Shares, page 14

2.   We note that if you issue depositary shares, you will deposit fractional shares with a depositary. The depositary will then issue receipts which will entitle the security holder to a fractional interest in the deposited securities. Please tell us whether you believe the receipts themselves will be securities separate from the deposited securities. If the receipts are separate securities, please tell us who you believe is the issuer of those securities. If the issuer of the receipts will be an entity other than Bridge Bancorp, Inc., please tell us how that issuer will register the offer of the receipts.

Exhibit 5.1

3.   Please have counsel revise opinion (3) on page 4 to state that the Depositary Shares, when sold, will be legally issued and will entitle their holders to the rights specified in the deposit agreement and the depositary receipts. For guidance, see Section II.B.1.d of Staff Legal Bulletin No. 19 (CF), available on our website.

4.   Refer to the last paragraph on page 4: "This opinion is being furnished to you solely for your benefit and may not be relied upon by any other person or for any other purpose…." It is inappropriate to place limits on the ability of purchasers of the securities covered by an opinion provided under Item 601(b)(5) of Regulation S-K to rely on the opinion with regard to the legality of the securities offered. In our view, this statement represents an inappropriate limitation on reliance, inasmuch as all purchasers of the securities to be offered will be entitled to rely on the opinion. Please file a revised opinion without this limitation. For guidance, see Section II.B.3.d of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ *Erin E. Martin* <u>for</u>

Christian Windsor
Special Counsel
Office of Financial Services

cc: John Gorman, Esq.
       Luse Gorman, PC